SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

8 December 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park

Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 8 December 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

8 December 2005

PROTHERICS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

Protherics PLC, (“Protherics” or the “Company”) the biopharmaceutical company focused on critical care and oncology, today announces its interim results for the six months to 30 September 2005.

Operating Highlights

Excellent progress in clinical pipeline:

•	CytoFab™ (for sepsis from severe infections)

- -	Major licensing deal* with AstraZeneca worth up to £195 million (approximately $340 million) in upfront and milestone payments (see separate press release issued today)

- -	Protherics will receive a 20% royalty on net sales

- -	AstraZeneca will make an upfront payment of £16.3 million* and a £7.5 million equity investment in Protherics at 68.24 pence per share*

•	Voraxaze™ (for the control of high dose methotrexate therapy in cancer)

- -	Marketing Authorisation Application (MAA) submitted in Europe

- -	FDA confirmation that a Biological License Application (BLA) application can be filed following further analysis of patient samples

•	Prolarix™ (selective therapy for liver cancer and other solid tumours)

- -	Activation of prodrug in all patients receiving combination therapy

- -	Extension of on-going phase 1 study to assess efficacy at maximum tolerated dose

•	Angiotensin Vaccine (for high blood pressure)

- -	Novel adjuvant to be used in new formulation has proven safe in preclinical testing to date

*	subject to Hart-Scott-Rodino regulatory clearance in the US

Financial Highlights

•	Revenues £10.7 million on lower dollar translation (2004: £10.8 million)

•	Sales of CroFab™, DigiFab™ and ViperaTAb™ up 9% in US dollar terms to $18.1 million (2004: $16.6 million)

•	Operating loss £3.6 million; £2.2 million before exceptional costs (2004: operating profit before and after exceptional costs £0.8 million)

•	Loss before tax £3.7 million (2004: £0.6 million profit) following programmed shutdown and planned increases in expenditure

•	Cash at end of period of £6.3 million (2004: £11.0 million)

•	NASDAQ listing completed in US

Commenting on the results Stuart Wallis, Chairman, said:

“We are very pleased to announce today our collaboration with AstraZeneca for the global development and commercialisation of CytoFab for the treatment of sepsis, which we believe is one of the largest product licensing deals in anti-infectives in the last 10 years. With the signing of this agreement and the continuing good progress with the US and European regulators for the marketing approval of Voraxaze, Protherics is emerging as a leading biopharmaceutical company, with both a high value, late stage pipeline, and a growing revenue stream which helps to fund the business. We look forward with confidence to 2006.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950 +44 (0) 7919 480510

Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs

Protherics Inc	+1 615 327 1027
Saul Komisar, President

Financial Dynamics
London: David Yates/Ben Atwell	+44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno	+1 212 850 5600

Notes for Editors:

There will be a joint conference call for analysts and investors at 1pm GMT/8am EST with AstraZeneca to discuss the CytoFabTM licensing agreement. Please call Mo Noonan on +44 20 7269 7116 for details. To access the live audio broadcast or a replay of the broadcast log onto http://www.protherics.com. Please connect to the website several minutes prior to the start of the live broadcast.

This will be followed by a presentation to analysts on the interim results at 3pm GMT/10am EST at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB. Webcast details can be found on the Company website: http://www.protherics.com or please call Mo Noonan for further details on +44 20 7269 7116.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology. With headquarters in London, the Company has approximately 190 employees across its operations in the UK, US and Australia. The Company’s lead programmes are

Voraxaze™, for the control of high dose methotrexate therapy in cancer, where discussions are on-going with the US and EU regulators regarding marketing approvals, and CytoFab™, for severe sepsis, which has been licensed to AstraZeneca and is being prepared for a pivotal phase 3 trial.

Protherics’ strategy is to use the revenues generated from its marketed products to help fund the advancement of the Company’s development pipeline. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics’ goal is to attract and develop additional oncology and critical care products for its sales and marketing teams to distribute in the US and Europe.

Protherics has revenues from five products including two FDA approved products and is in the process of building a specialist sales and marketing capability in both the US and Europe. The majority of the Company’s revenues are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) developed in-house and sold in the US through Fougera Inc, a division of Altana AG.

Additional products in the development pipeline include Prolarix™ (selective chemotherapy), currently in phase 1; and an Angiotensin Vaccine (treatment of hypertension), where encouraging phase 2a results have led to an improved formulation entering development.

A copy of Protherics’ latest Annual Report on Form 20-F can be found at www.protherics.com.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the approval of Protherics’ products for marketing and distribution in the US. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

INTERIM STATEMENT

R & D pipeline update

CytoFab™ - for sepsis from severe infections

Protherics started an out-licensing initiative for CytoFab™ in 2004 following a positive end of phase 2 meeting with the US Food and Drug Administration (FDA). We have today announced a global development and commercialisation agreement with AstraZeneca for our anti-sepsis product CytoFab™. CytoFab™ is currently being prepared for a single phase 3 registration study in severe sepsis in line with guidance received at an end of phase 2 meeting.

AstraZeneca will be responsible for developing CytoFab™, an anti-TNF-alpha polyclonal antibody fragment (Fab) product, as a treatment for TNF-alpha mediated diseases in man, with an initial target indication of severe sepsis. Sepsis is a life-threatening condition resulting from uncontrolled severe infections which affects an estimated three million people a year worldwide. Under the terms of the agreement, AstraZeneca will undertake all clinical development work for CytoFab™ and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material. The agreement will become effective upon the expiration of the Hart-Scott-Rodino waiting period in the US, which is anticipated early in 2006.

The agreement has a potential total deal value, excluding royalties, of approximately £195 million ($340 million) to Protherics, including an initial payment of £16.3 million. In addition, AstraZeneca will make a £7.5 million equity investment in Protherics to be paid in cash, at 68.24 pence per share, being a 30 percent premium to the average middle market closing price of Protherics shares over the three months prior to the date of the agreement. AstraZeneca will own approximately 4.3 percent of Protherics’ enlarged share capital.

Protherics will receive additional payments worth up to £171 million payable upon the achievement of milestones. A significant proportion of these payments are contingent on pre-approval milestones being achieved. There are no milestone payments related to sales performance. Protherics will also receive royalties on global product sales of 20 percent of net sales which reflect the late stage development status and market potential of CytoFab™. Protherics will also receive additional payments in return for the commercial supply of the product and will invest to expand its manufacturing capacity accordingly.

AstraZeneca plans to start the pivotal phase 3 study for CytoFab™ in the US and EU in 2007 following completion of improvements to the current manufacturing process. Protherics has previously demonstrated in a phase 2b study that CytoFab™ caused a marked reduction in TNF-alpha in the blood and lung tissues of patients with severe sepsis, and that patients required on average five days’ less mechanical ventilation than when treated with placebo. In addition, CytoFab™ showed an encouraging trend suggesting a survival benefit compared to placebo and a favourable side-effect profile.

Approximately one third of patients with severe sepsis die from major organ failure. Patients typically require mechanical ventilation and intensive care. There is only one product currently available for the treatment of severe sepsis and there remains a considerable unmet need for treatment of this life-threatening condition.

Voraxaze™ - for the control of methotrexate therapy

We submitted our Marketing Authorisation Application (MAA) in Europe in July this year. Initial feedback from the rapporteur and co-rapporteur authorities suggests that additional in vivo data will be required to support the application. Protherics believes that this work could be completed in the first half of 2006, facilitating a potential approval in late 2006.

Protherics has also been in discussions with the FDA throughout the course of the year regarding a Biological License Application (BLA) in the US. We have submitted additional non-clinical data requested by FDA, the clinical study reports and clinical section from the European MAA, for FDA review. We have now received confirmation from the FDA that a marketing application can be filed once we have supplied additional data from a recent pharmacodynamic study undertaken through the National Cancer Institute (NCI) and we expect to file a BLA in mid 2006.

We continue to implement our Voraxaze™ commercialisation plan having recently signed distributor agreements in Italy and South Africa and appointed McKesson Canada as our named patient sales distributor in Canada. We also now have Voraxaze™ stocked in centres both in Scandinavia and Australia for named patient use.

Protherics is preparing to start several pilot studies to evaluate the planned use of Voraxaze™ with repeated cycles of methotrexate treatment. These studies will investigate the benefits and safety of repeated use, with a view to preparing for a subsequent registration study to allow Protherics to promote Voraxaze™ for repeated planned use.

Prolarix™ - a selective therapy for liver cancer and certain other solid cell tumours

Prolarix™ is a promising cancer therapy in which a prodrug (tretazicar) and a co-substrate (caricotamide) are given in combination. In the phase 1 study being conducted by Cancer Research UK (CRUK), activation of the prodrug tretazicar has been observed in all patients treated with the combination of tretazicar and caricotamide where pharmacokinetic data has been determined. As a result, we have fixed the dose of caricotamide and have started to escalate the dose of tretazicar. The combination has been well tolerated to date and one patient with stable disease has now received four cycles of the combination.

CRUK has received approval from the UK Medicines and Healthcare product Regulatory Agency (MHRA) to extend the study to allow a final cohort of six patients to be given repeated cycles of combination therapy at the maximum tolerated dose. This will allow tumour responses to be investigated as a secondary endpoint. Further patient recruitment into the study is pending the introduction of a new formulation of caricotamide in early 2006.

We expect that several more escalations of tretazicar will be required to establish the maximum tolerated dose, and that the trial will report in H2 2006. Concomitantly, we intend to start a phase 2 trial in liver cancer (hepatoma) before the end of 2006. Protherics is also investigating other potential applications of this promising prodrug technology in other solid cell tumours, including ovarian cancer where high NQO2 activity has been found.

Angiotensin Vaccine - for high blood pressure

Protherics previously reported that it had selected an adjuvant for use with the Angiotensin Vaccine which produced ten times higher antibody titres in a preclinical model compared to the formulation which produced encouraging pharmacodynamic data in a phase 2a study. Preclinical testing of the new formulation is currently underway, with no safety concerns raised to date. We are planning to start a phase 2a proof of concept study in the second half of 2006 to determine whether higher antibody levels against angiotensin are produced in man and result in a drop in blood pressure.

Marketed Products

CroFab™ - rattlesnake antivenom

CroFab™ sales were £8.5 million against £7.4 million in the previous half year, showing continued strong underlying volume growth offset by a lower dollar translation rate. In US dollar terms, the corresponding figures were $15.2 million against $12.1 million, a 26% increase.

Work on CroFab™ process improvements has been deferred over the last six months as our internal manufacturing resources have supported the CytoFab™ licensing initiative. However, Protherics is now fast tracking the CroFab™ process changes to provide the capacity required in our facility to manufacture CytoFab™, in addition to reducing the cost of manufacturing for CroFab™. These changes require FDA approval, which is now anticipated in late 2007 or early 2008.

DigiFab™ - treatment for digoxin overdose

DigiFab™ sales declined to £1.5 million in the half year, from £2.6 million ($2.7 million against $4.3 million). Sales by our distributor, Altana, were similar in volume terms to the prior period, although, as indicated in our last Annual Report, Altana is reducing its average inventory levels, thus reducing our shipments and revenues.

We continue to support our application for EU market approval of DigiFab™ and have recently met with the MHRA to discuss the data package. Clinical data from a small number of patients who have already been treated with DigiFab™ in the US will be required in order to support the application. Protherics currently anticipates receiving approval in the UK in the second half of 2006, with subsequent approvals in Europe over the following six to twelve months. We believe the European market can provide a further opportunity to grow DigiFab™ sales.

Altana has exercised its nil-cost option, as expected, to extend its distribution rights for CroFab™ and DigiFab™ for a further five years. At the end of this period, the distribution rights will revert back to Protherics, and this represents a potential value driver in the future.

Other revenues

Named patient sales of Voraxaze™ were £0.3 million in the half year, up from £0.1 million in the corresponding half year, as product awareness continues to build in Europe. ViperaTAb™ sales were similar to the corresponding period, at £0.1 million.

Prion recognition (TSE testing) licensing revenues from Enfer were £0.2 million, compared to the £0.4 million in the corresponding period last year, due to increasing competition. Enfer has launched an updated test kit, incorporating our intellectual property which may help to sustain this no-cost royalty stream to Protherics.

Operations

The first half of the year saw a major programmed shutdown to bring on stream the expansions in our Welsh plant which have been constructed over the past 2 years. Production re-started in September and the necessary documentation to re-qualify the facility has been submitted to the FDA. Approval is expected by the end of the current financial year. With some further planned investments, this expansion now gives us the capability to produce CytoFab™ at expected commercial volumes.

Protherics increased its manufacturing investments in CytoFab™ as licensing discussions progressed over the last year. With a licensing agreement now signed with AstraZeneca, Protherics will continue to invest in its manufacturing operations in preparation for the commercial supply of CytoFab™. Protherics is planning to fund these investments from the various milestone payments expected from AstraZeneca.

Financial Review

This is the first period in which we report under International Financial Reporting Standards (IFRS). The interim figures for the six months to 30 September 2004 and the year to 31 March 2005 have been restated as set out in notes 1 and 2 to the Interim Statement, and in the Group’s IFRS transition document, which is available on our website, www.protherics.com.

Revenues were £10.7 million compared to £10.8 million in the corresponding half year. Over 90% of this turnover arises in US dollars from the sales of CroFab™, DigiFab™ and ViperaTAb™. The actual US dollar sales for these products were $18.1 million compared to $16.6 million, a 9% increase, which demonstrates the underlying growth in this part of the business. The effective translation rate in the half year was $1.79 to the pound, against $1.64 per pound in the corresponding period.

Cost of sales for the period has been impacted by several factors. The planned shutdown referred to above incurred exceptional costs of £1.4 million, largely in overheads incurred in the shutdown period. In addition, there were higher shipments of CroFab™ and lower shipments of DigiFab™ compared to the corresponding six month period. DigiFab™ is a significantly higher margin product. The combination of these factors and the adverse US dollar translation rates reduced gross margins (excluding exceptional costs) to 41% from 59% in the corresponding six month period. We expect these margins to improve as we implement our CroFab™ manufacturing changes over the next 18 months.

Research and Development increased to £2.4 million compared to £2.0 million in the corresponding period. Although we have not pressed ahead as rapidly as planned with the new CroFab™ process development, we have invested in the CytoFab™ process, and on additional studies on Voraxaze™, which are required by the regulatory authorities in Europe and the US. General and Administration expenses increased to £4.2 million (2004: £3.6 million). Included in this amount were costs of £0.4 million relating to the adoption of IAS 39 from 1 April 2005. As indicated in the last Annual Report, under IFRS our foreign exchange contracts do not qualify for hedge accounting. Instead, the contracts are recorded at fair value at the balance sheet date. This has the effect of advancing the gain or loss on these contracts, compared to the previous treatment. The remaining increase in expenditure was due to our continuing build-up of pre-marketing efforts, ahead of the planned launch of Voraxaze™.

The resulting operating loss of £3.6 million (£2.2 million before exceptional costs) compares to a £0.8 million operating profit before and after exceptional costs in the corresponding six month period.

Finance costs have declined to £0.1 million from £0.3 million, largely as a result of conversions of the 6% unsecured loan notes, coupled with interest income from higher average cash balances.

The tax credit, at £0.1 million was similar to the corresponding period, resulting in a loss after tax of £3.6 million in the half year against a profit of £0.7 million in the corresponding period.

Balance Sheet

Inventories reduced to £9.6 million compared to £11.8 million at 30 September 2004, and £12.8 million at 31 March 2005. Significant inventories were built in anticipation of the shutdown described above. These can be expected to increase as we manufacture ahead of the next “biting season” commencing in spring 2006.

Trade and other receivables have increased following the heavy shipments of CroFab™ through the summer months. The 6% convertible loan notes have decreased to £2.9 million from £3.8 million at 31 March 2005 due to further conversions.

Cash Flow

Cash used in operating activities (£0.3 million) was similar to the corresponding six month period to 30 September 2004. Purchases of capital equipment decreased to £0.3 million from £0.6 million, as the major expansion undertaken in Wales was completed. Overall, cash at the end of the period was £6.3 million, in line with expectations, and down from £7.3 million at 31 March 2005.

Outlook

A licensing deal with AstraZeneca on CytoFab™ is a transforming event for Protherics. It not only provides a valuable revenue stream in terms of upfront payments and potential milestones and royalties, but also highlights the value in both the CytoFab™ programme and our ovine polyclonal antibody fragment technology platform. We are now preparing to make further investments in our manufacturing operations, and will explore other potential applications for our polyclonal Fab technology. Meanwhile, we are working to maximize our returns on CroFab™ and DigiFab™ and focusing on growing our oncology franchise, anticipating the launch of Voraxaze™ in our financial year ending March 2006 in the US and Europe. In addition, we will begin studies early next year to evaluate the potential of repeated planned use of Voraxaze™.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six months ended 30 September 2005

	Notes	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Revenue	3	10,686	10,814	18,839
Cost of sales
Cost of sales excluding exceptional closedown costs		(6,299)	(4,463)	(8,744)
Exceptional closedown costs		(1,362)	—	—
Total cost of sales		(7,661)	(4,463)	(8,744)

Gross profit		3,025	6,351	10,095

Administrative expenses
Research and development		(2,374)	(1,953)	(4,575)
General & administrative		(4,241)	(3,563)	(7,178)

Total administrative expenses		(6,615)	(5,516)	(11,753)

Operating (loss) / profit before exceptional closedown costs		(2,228)	835	(1,658)
Exceptional closedown costs		(1,362)	—	—
Operating (loss) / profit	3	(3,590)	835	(1,658)

Finance costs		(127)	(269)	(419)

(Loss) / profit before tax		(3,717)	566	(2,077)
Tax	6	148	129	296

(Loss) / profit for the period, attributable to equity shareholders		(3,569)	695	(1,781)

		Pence	Pence	Pence
(Loss) / earnings per share
Basic and diluted	5	(1.5)	0.3	(0.8)

All revenue and results arose from continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

for the six months ended 30 September 2005

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Exchange differences on translation of foreign operations	(29)	(145)	(33)

Net expense recognised directly in equity	(29)	(145)	(33)

(Loss) / profit for the period	(3,569)	695	(1,781)

Total recognised (expense) / income for the period	(3,598)	550	(1,814)

All recognised income and expense is attributable to equity shareholders.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 September 2005

	30 September 2005 £’000	30 September 2004 £’000	31 March 2005 £’000
Non-current assets
Goodwill	9,199	9,199	9,199
Other intangible assets	1,102	594	1,081
Property, plant and equipment	6,933	6,914	6,999
Deferred tax assets	461	438	432

	17,695	17,145	17,711

Current assets
Inventories	9,641	11,774	12,752
Financial assets	—	361	75
Tax receivables	491	500	344
Trade and other receivables	3,793	2,729	3,200
Cash and cash equivalents	6,255	11,036	7,270

	20,180	26,400	23,641

Total assets	37,875	43,545	41,352

Current liabilities
Trade and other payables	7,896	8,359	8,551
Current tax liabilities
Financial liabilities	217	193	209
Obligations under finance leases	586	478	534
Bank overdrafts, loans and other borrowings	32	406	193
Derivative instruments	363	—	—

	9,094	9,436	9,487

Non-current liabilities
Financial liabilities
Borrowings	252	108	250
Convertible loan notes	2,943	7,062	3,762
Obligations under finance leases	1,258	1,285	1,246
Other non-current liabilities	595	630	638

	5,048	9,085	5,896

Total liabilities	14,142	18,521	15,383

Net assets	23,733	25,024	25,969

Equity
Share capital	4,898	4,570	4,844
Share premium account	78,528	74,949	77,868
Merger reserve	51,163	51,163	51,163
Equity reserve	317	—	—
Cumulative translation reserve	(62)	(145)	(33)
Other reserve	398	162	278
Retained earnings	(111,509)	(105,675)	(108,151)

Total equity	23,733	25,024	25,969

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Equity reserve £’000
Balance at 1 April 2004	4,155	66,027	51,163	—

Currency translation adjustments	—	—	—	—

Net (expense) recognised directly in equity	—	—	—	—
Profit for the period	—	—	—	—

Total recognised (expense) / income for the period	—	—	—	—

New share capital subscribed	415	9,556	—	—
Expenses of issue of equity shares	—	(634)	—	—
Employee share option scheme:
- value of services provided	—	—	—	—

Balance at 30 September 2004	4,570	74,949	51,163	—

	Cumulative Translation reserve £’000	Other reserve £’000	Retained earnings £’000	Total £’000
Balance at 1 April 2004	—	41	(106,370)	15,016

Currency translation adjustments	(145)	—	—	(145)

Net (expense) recognised directly in equity	(145)	—	—	(145)
Profit for the period	—	—	695	695

Total recognised (expense) / income for the period	(145)	—	695	550

New share capital subscribed	—	—	—	9,971
Expenses of issue of equity shares	—	—	—	(634)
Employee share option scheme:
- value of services provided	—	121	—	121

Balance at 30 September 2004	(145)	162	(105,675)	25,024

	Share capital	Share premium	Merger reserve	Equity reserve
Balance at 1 October 2004	4,570	74,949	51,163	—

Currency translation adjustments	—	—	—	—

Net income recognised directly in equity	—	—	—	—
Loss for the period	—	—	—	—

Total recognised income / (loss) for the period	—	—	—	—

New share capital subscribed	274	3,186	—	—
Expenses of issue of equity shares	—	(267)	—	—
Employee share option scheme:
- value of services provided	—	—	—	—

Balance at 31 March 2005	4,844	77,868	51,163	—
Adoption of IAS 32 and IAS 39	—	13	—	378
Balance at 1 April 2005	4,844	77,881	51,163	378

	Cumulative Translation reserve	Other reserve	Retained earnings	Total
Balance at 1 October 2004	(145)	162	(105,675)	25,024

Currency translation adjustments	112	—	—	112

Net income recognised directly in equity	112	—	—	112
Loss for the period	—	—	(2,476)	(2,476)

Total recognised income / (loss) for the period	112	—	(2,476)	(2,364)

New share capital subscribed	—	—	—	3,460
Expenses of issue of equity shares	—	—	—	(267)
Employee share option scheme:
- value of services provided	—	116	—	116

Balance at 31 March 2005	(33)	278	(108,151)	25,969
Adoption of IAS 32 and IAS 39	—	—	211	602
Balance at 1 April 2005	(33)	278	(107,940)	26,571

	Share capital	Share premium	Merger reserve	Equity reserve
Balance at 1 April 2005	4,844	77,881	51,163	378

Currency translation adjustments	—	—	—	—

Net (expense) recognised directly in equity	—	—	—	—
Loss for the period	—	—	—	—

Total recognised (loss) for the period	—	—	—	—

New share capital subscribed	54	586	—	—
Recognition of equity component of convertible loan notes	—	61	—	(61)

Employee share option scheme:
- value of services provided	—	—	—	—

Balance at 30 September 2005	4,898	78,528	51,163	317

	Cumulative Translation reserve	Other reserve	Retained earnings	Total
Balance at 1 April 2005	(33)	278	(107,940)	26,571

Currency translation adjustments	(29)	—	—	(29)

Net (expense) recognised directly in equity	(29)	—	—	(29)
Loss for the period	—	—	(3,569)	(3,569)

Total recognised (loss) for the period	(29)	—	(3,569)	(3,598)

New share capital subscribed	—	—	—	640
Recognition of equity component of convertible loan notes	—	—	—	—

Employee share option scheme:
- value of services provided	—	120	—	120

Balance at 30 September 2005	(62)	398	(111,509)	23,733

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2005

	Six months to 30 September 2005
	£’000	£’000
Cash flows from operating activities
Cash generated from operations		(248)
Income tax paid		(10)
Income tax received		—

Net cash (used in) operating activities		(258)

Investing activities
Interest received	103
Proceeds on disposal of property, plant and equipment	—
Purchases of property, plant and equipment	(279)
Purchases of other intangible non-current assets	—
Capital grants received	—

Net cash (used in) investing activities		(176)

Financing activities
Interest paid	(134)
Interest paid on finance leases	(73)
Repayment of borrowings	(270)
Repayments of finance leases	(155)
New bank loans raised
Issue of shares	70
(Decrease) / increase in bank overdrafts	(28)

Net cash (used in) / from financing activities		(590)

Net (decrease) / increase in cash and cash equivalents		(1,024)
Cash and cash equivalents at the beginning of period		7,270
Effect of foreign exchange rate changes		9

Cash and cash equivalents at the end of period		6,255

	Six months to 30 September 2004
	£’000	£’000
Cash flows from operating activities
Cash generated from operations		(218)
Income tax paid		(77)
Income tax received		—

Net cash (used in) operating activities		(295)

Investing activities
Interest received	58
Proceeds on disposal of property, plant and equipment	—
Purchases of property, plant and equipment	(603)
Purchases of other intangible non-current assets	—
Capital grants received	—

Net cash (used in) investing activities		(545)

Financing activities
Interest paid	(259)
Interest paid on finance leases	(56)
Repayment of borrowings	(257)
Repayments of finance leases	(252)
New bank loans raised	106
Issue of shares	9,337
(Decrease) / increase in bank overdrafts	—

Net cash (used in) / from financing activities		8,619

Net (decrease) / increase in cash and cash equivalents		7,779
Cash and cash equivalents at the beginning of period		3,253
Effect of foreign exchange rate changes		4

Cash and cash equivalents at the end of period		11,036

	Year ended 31 March 2005
	£’000	£’000
Cash flows from operating activities
Cash generated from operations		(3,054)
Income tax paid		(79)
Income tax received		332

Net cash (used in) operating activities		(2,801)

Investing activities
Interest received	236
Proceeds on disposal of property, plant and equipment	35
Purchases of property, plant and equipment	(1,001)
Purchases of other intangible non-current assets	(191)
Capital grants received	10

Net cash (used in) investing activities		(911)

Financing activities
Interest paid	(494)
Interest paid on finance leases	(131)
Repayment of borrowings	(336)
Repayments of finance leases	(490)
New bank loans raised	—
Issue of shares	9,161
(Decrease) / increase in bank overdrafts	28

Net cash (used in) / from financing activities		7,738

Net (decrease) / increase in cash and cash equivalents		4,026

Cash and cash equivalents at the beginning of period		3,253

Effect of foreign exchange rate changes		(9)

Cash and cash equivalents at the end of period		7,270

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2005

Reconciliation of operating (loss) / profit to net cash outflow from operating activities

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Operating (loss) / profit	(3,590)	835	(1,658)
Adjustments for:
Change in fair value of derivatives	439	(38)	248
Deferred grant income	(71)	(21)	(48)
Non cash expenses / (revenues)	75	(110)	(110)
Share-based payment costs	120	121	213
Depreciation of property, plant and equipment	710	815	1,464
Amortisation of intangible fixed assets	55	56	111
Loss on disposal of property, plant and equipment	61	161	162

Operating cash flows before movements in working capital	(2,201)	1,819	382
Decrease / (increase) in inventories	3,288	(2,081)	(3,032)
(Increase) / decrease in receivables	(168)	502	68
(Decrease) in payables	(1,167)	(458)	(472)

Net cash flows from operating activities	(248)	(218)	(3,054)

Analysis of net debt

	1 April 2005 £’000	Cash flow £’000	Exchange movement £’000	Other non-cash changes £’000	30 September 2005 £’000
Cash at bank and in hand	7,270	(1,024)	9	—	6,255
Overdraft	(28)	28	—	—	—

Cash and cash equivalents	7,242	(996)	9	—	6,255
Loans – amounts falling due in less than one year	(165)	140	(7)	—	(32)
Loans – amounts falling due in more than one year	(3,730)	15	(17)	537	(3,195)
Obligations under finance lease and hire purchase obligations	(1,780)	270	(7)	(327)	(1,844)

	1,567	(571)	(22)	210	1,184

NOTES TO THE INTERIM STATEMENT

1.	General information

The interim financial statements, which have been approved by the Directors on 7 December 2005, are unaudited and do not constitute full financial information as defined in Section 240 of the Companies Act 1985 (as amended).

The financial information in respect of the year ended 31 March 2005 has been produced using extracts from the statutory accounts under UK GAAP for this period and amended by adjustments arising from the implementation of International Financial Reporting Standards (IFRS). The statutory accounts for this period have been filed with the Registrar of Companies. The auditors’ report on these accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985 which deal respectively with the maintaining of proper accounting books and records and the availability of information to the auditors.

The financial information presented on pages 9 to 16 has been prepared based on the adoption of IFRS, including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees, as interpreted by any regulatory bodies relevant to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission. Additionally, IFRS is currently being applied in the United Kingdom and in a large number of countries simultaneously for the first time and due to a number of new and revised Standards included within the body of the standards that comprise IFRS, there is yet to be a significant body of established practices on which to draw in forming options regarding interpretation and application. Accordingly, practice is continuing to evolve.

As a result the accounting policies used to prepare the interim financial report will need to be updated for any subsequent amendment to IFRS required for first time adoption, or any new standard that the Group may elect to adopt early. Consequently, the revised accounting policies which are detailed in the Protherics PLC IFRS transition document, available on its website, www.protherics.com, are provisional and subject to change. These accounting policies have been consistently applied to all periods presented in the interim financial statements with the exception of IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. In accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, the Directors have elected not to restate comparative information for the impact of IAS 32 and IAS 39, but have only adopted these standards to apply for 1 April 2005.

2.	Reconciliation of the transition from UK GAAP to IFRS

The effect of transition from UK GAAP to IFRS on the Group’s profit / (loss) for the period and net assets is set out below. Full details of the restatement and reconciliations with the previously published UK GAAP financial information for the six months ended 30 September 2004 and for the year ended 31 March 2005, together with the accounting policies adopted following transition to IFRS can be obtained from the Group’s IFRS transition document which is available on its website, www.protherics.com.

		Six months ended 30 September 2004		Twelve Months ended 31 March 2005
	£’000	£’000	£’000	£’000
Profit / (loss) for the period

As previously reported under UK GAAP		301		(2,587)
Reversal of goodwill amortisation cost	499		998
Share option cost	(132)		(232)
Alignment of capitalised interest	23		47
Other	4		(7)

		394		806

As restated under IFRS		695		(1,781)

		30 September 2004		31 March 2005
	£’000	£’000	£’000	£’000
Net Assets

As previously reported under UK GAAP		24,785		25,228
Reversal of goodwill amortisation cost	499		998
Share option cost	(97)		(105)
Alignment of capitalised interest	(58)		(35)
Other	(105)		(117)

		239		741

As restated under IFRS		25,024		25,969

3.	Segment information

As at 30 September 2005, the Group is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and out-licensed technology.

Six months ended 30 September 2005	Sale, manufacture and development of pharmaceutical products £’000	Outlicensed technology £’000	Consolidated £’000
Revenue
External sales	10,462	224	10,686
Inter-segment sales	—	—	—

Total revenue	10,462	224	10,686

Operating (loss) / profit	(3,812)	222	(3,590)

Finance costs			(127)

(Loss) before tax			(3,717)
Tax			148

(Loss) for the period, attributable to equity shareholders			(3,569)

Six months ended 30 September 2004
Revenue
External sales	10,402	412	10,814
Inter-segment sales	—	—	—

Total revenue	10,402	412	10,814

Operating profit	428	407	835

Finance costs			(269)

Profit before tax			566
Tax			129

Profit for the period, attributable to equity shareholders			695

Year ended 31 March 2005
Revenue
External sales	18,127	712	18,839
Inter-segment sales	—	—	—

Total revenue	18,127	712	18,839

Operating (loss) / profit	(2,365)	707	(1,658)

Finance costs			(419)

(Loss) before tax			(2,077)
Tax			296

(Loss) for the period, attributable to equity shareholders			(1,781)

Interim measurement

A significant proportion of the Group’s expected revenues arise from its CroFabTM pit viper antivenom treatment and is subject to seasonal fluctuations, with peak demand in the first six months of the Group’s financial year caused by the hibernation patterns of such snakes. In the year ended 31 March 2005, 64.7% of CroFabTM revenues arose in the six months ended 30 September 2004.

4.	Cost of sales

During the six months ended 30 September 2005, the Group completed a major facility upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the financial period therefore incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the period. These costs had no effect on the tax credit for the period.

5.	(Loss) / earnings per share

The calculation of the basic and diluted (loss) / earnings per share is based on the following data:

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
(Loss) / earnings
(Loss) / earnings for the purposes of basic (loss) / earnings per share being net (loss)/ profit attributable to equity shareholders of the parent	(3,569)	695	(1,781)
Effect of dilutive potential ordinary shares	—	—	—

Earnings for the purposes of diluted (loss) / earnings / per share	(3,569)	695	(1,781)

Number of shares
Weighted average number of shares for the purposes of basic (loss) / earnings per share	242,960,097	213,519,516	224,145,177
Effect of dilutive potential ordinary shares:
Share options	—	2,346,236	—

Weighted average number of ordinary shares for the purposes of diluted (loss) / earnings per share	242,960,097	215,865,752	224,145,177

6.	Taxation

Tax credits of £150,000 arose in the period to 30 September 2005 as a result of research and development expenditure claimed under the Finance Act 2000 (2004: £140,000).

7.	Other

Copies of this statement are being sent to all shareholders and will be available to the public at the Company’s registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QF.

END